900 S.W. Fifth Avenue, Suite 2600 Portland, Oregon 97204 main 503.224.3380 fax 503.220.2480 www.stoel.com

JASON M. BRAUSER Direct (503) 294-9607 jmbrauser@stoel.com

August 6, 2009

VIA FACSIMILE AND ELECTRONICALLY VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Re:	Comment Letter dated July 21, 2009 (“Second Comment Letter”)
Ahern Rentals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 333-128688

Dear Mr. Cash:

This letter is the response of Ahern Rentals, Inc. (the “Company”) to the staff’s comments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  We have included each comment from the Second Comment Letter, followed by the Company’s response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

Comment 1:

We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations.  The company should submit on EDGAR a separate letter including the Tandy representations.

Alaska   California   Colorado

Idaho   Minnesota   Oregon   Utah   Washington

Response to Comment 1:

As requested, and concurrent with this response, the Company has filed via Edgar a separate letter including the Tandy representations.

Item 6. Selected Financial Data, page 19

Comment 2:

We note your response to prior comment 2.  Since you also present the non-GAAP measure to illustrate your compliance with covenants in your credit agreements, please revise future filings to clarify this purpose and to include the disclosures discussed in our answer to FAQ #10 found on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response to Comment 2:

The Company will revise future filings as requested.

Item 7. Management’s Discussion and Analysis, page 21
Recent Developments, page 23

Comment 3:

Please identify your operating segments as defined in paragraph 10 of SFAS 131 and demonstrate to us that they are economically similar (i.e., that they exhibit similar long-term financial performance) and can be aggregated under paragraph 17 of SFAS 131.

Response to Comment 3:

Based on the criteria outlined in paragraph 10 of SFAS 131, each of the Company’s 58 rental branches is considered an operating segment.  Operating results for each rental branch are produced each month and the results are reviewed by several members of the Company’s management team.  It is appropriate, however, for the Company to aggregate each of its operating segments into a single operating segment for external reporting purposes for the following reasons:

•                  Each rental branch has similar economic characteristics;

•                  Each rental branch includes the rental of construction, infrastructure, industrial and homeowner equipment and related services and products;

•                  The processes and organizational structure necessary to provide products and services to customers is similar at each rental branch;

•                  Customers across all rental branches are similar in nature and include construction and industrial companies, manufacturers, utilities, municipalities, and homeowners;

•                  Many of the Company’s customers are served by multiple rental branches because these customers have operations across many states;

•                  The types of costs incurred in operating a rental branch are similar for all branches; and

•                  The performance metrics the Company uses to evaluate branch performance are similar in nature in terms of returns on investment, utilization thresholds, cost ratios and other financial metrics.

Please address any questions or comments you may have about this letter to me at (503) 294-9607 or to Ethan Samson at (503) 294-9833.

Very truly yours,

/s/ Jason M. Brauser

Jason M. Brauser

cc:	Howard Brown, Ahern Rentals, Inc
Kirk Hartle, Ahern Rentals, Inc.
Robert J. Moorman, Stoel Rives LLP
Ethan I. Samson, Stoel Rives LLP